UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                      to                     .

Commission file number         1-33732

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: Northfield Bank Employee Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principle executive office: Northfield Bancorp, Inc., 1410 St. Georges Avenue, Avenel, New Jersey 07001.

Northfield Bank Employee Savings Plan

December 31, 2011 and 2010

The Northfield Bank Employee Savings Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedule have been prepared in accordance with the financial reporting requirements of ERISA.

The following financial statements, schedule and exhibits are filed as a part of this Annual Report on Form 11-K.

(a) Financial Statements of the Plan	Page	(s)

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Plan Benefits	2

Statement of Changes in Net Assets Available for Plan Benefits	3

Notes to Financial Statements	4 –10

(b) Schedule *

Schedule of Assets Held at End of Year- Schedule H, Line 4i as of December 31, 2011	11

* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

(c) Index to Exhibits	12

(d) Signature	13

Exhibit 23-.1

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Participants

Northfield Bank Employee Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Northfield Bank Employee Savings Plan (“the Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2011 and 2010, and the changes in its net assets available for plan benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented only for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Withum Smith + Brown, PC

Morristown, New Jersey

June 18, 2012

Northfield Bank Employee Savings Plan

Statements of Net Assets Available for Plan Benefits

December 31, 2011 and 2010

	2011	2010
Assets
Investments, at estimated fair value:
Mutual funds	$3,042,834	$2,923,865
Interest in common/collective trusts	4,080,643	3,278,552

Northfield Bancorp, Inc. Stock Fund:
Northfield Bancorp, Inc. common stock	5,880,379	5,510,981
Money market mutual fund	212,897	281,780

Total Northfield Bancorp, Inc. Stock Fund	6,093,276	5,792,761

Total investments, at estimated fair value	13,216,753	11,995,178

Notes receivable from participants	390,356	397,384

Net assets available for plan benefits at fair value	13,607,109	12,392,562

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	(77,914)	(51,067)

Net assets available for plan benefits	$13,529,195	$12,341,495

The Notes to Financial Statements are an integral part of these statements.

Northfield Bank Employee Savings Plan

Statement of Changes in Net Assets Available for Plan Benefits

Year Ended December 31, 2011

Additions –
Additions to net assets attributable to:
Investment income –
Interest and dividend income	$192,822
Net appreciation in fair value of investments	322,301

Total investment income	515,123

Contributions –
Employer	211,123
Participant	670,119
Employee rollover	175,994

Total contributions	1,057,236

Total additions	1,572,359

Deductions –
Deductions from net assets attributable to:
Participant distributions	375,601
Administrative expenses	9,058

Total deductions	384,659

Net increase in net assets	1,187,700

Net assets available for plan benefits, beginning of the year	12,341,495

Net assets available for plan benefits, end of the year	$13,529,195

The Notes to Financial Statements are an integral part of this statement.

Northfield Bank Employee Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

1.	Description of Plan

The following description is provided for general information summary purposes. Participants of the Northfield Bank Employee Savings Plan (the “Plan”) should refer to the Summary Plan document for more detailed and complete description of the Plan provisions.

General

The Plan is a defined contribution employee savings plan covering all eligible employees of Northfield Bank (the “Bank”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Participating employees with three months of credit service who are salaried employees are automatically enrolled in the Plan and are entitled to contribute to the Plan between 2% to 15% (subject to certain IRS limitations) of their compensation, as defined in the Plan. Contributions can be made on a before-tax basis or after tax basis.

The Bank matches a portion of the participants before or after tax contributions after one year of credited service. The Bank contributed an amount equal to one-quarter of the employee contributions on the first 6% of base compensation, as defined, contributed by eligible employees for the first three years. The Bank contributed an amount equal to one-half of the employee contributions on the first 6% of base compensation, as defined, contributed by eligible employees for years subsequent to three years. The Bank may make discretionary contributions which may vary in amount from year to year. There were no discretionary Bank contributions made for 2011.

Vesting

Plan participants are 100 percent vested in the account balance attributable to their voluntary contributions, including related earnings therein.

The vesting schedule related to Bank matching contributions are as follows:

Years of Service	Percentage Vested
Less than 1 year	-0-%
1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 years or more	100%

Forfeitures

If a participant terminates employment with the Bank and is less than 100% vested in the employer contribution, the participant forfeits the non-vested portion of their employer contribution. A forfeiture will occur in the plan year that the participant receives a distribution on their entire vested account or if the participant does not receive a distribution after five consecutive one year breaks in service. Forfeitures are retained in the Plan and used to reduce future Bank contributions. Forfeitures included in plan assets amounted to $6,992 and $5,975 as of December 31, 2011 and 2010, respectively.

Administrative Expenses

Expenses associated with administering the Plan are generally paid by the Bank. Certain participant-specific expenses are assessed against such Participant’s individual investment accounts.

Effective July 1, 2012, the Department of Labor will require that all fee arrangements between the Plan and its covered service providers will be subject to fee disclosure requirements, pursuant to ERISA Section 408(b)(2). Under section 408(b)(2), applicable fees paid directly or indirectly by the Plan are required to be disclosed to the Plan in writing. A failure to do so by the covered service provider would cause the fee arrangement to be considered a prohibited transaction.

Northfield Bank Employee Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

Management is currently evaluating the impact of its arrangements with covered service providers in compliance with this regulation. Any penalties related to this regulation would be borne by the Bank or the covered service provider.

Payment of Benefits

On termination of service due to death, a participant’s vested account balance will be distributed one of three ways: as a single cash payment within 1 year of the date of termination, through a straight-line annuity, or a rollover to an individual retirement account or another qualified plan for a surviving spouse. For termination of service due to disability, retirement or other reasons a participant may receive the value of the vested interest in his or her account as a single cash payment, rollover to an individual retirement (IRA) or a straight-life annuity contract.

Notes Receivable from Participants

Eligible participants may borrow up to the lesser of (1) fifty percent (50%) of the value of the employee vested account or (2) $50,000 reduced by the largest outstanding receivable balance during the past 12 months. The interest rate on all such notes receivable are fixed for the term of the receivable and are based on the “prime rate’ as published in the Wall Street Journal on the first day of the month in which the loan was made. The rate shall remain in effect until the receivable is repaid. Interest rates on notes receivable from participants ranged from 3.25% to 8.25% at December 31, 2011 and 2010.

Distributions

During employment, a participant may make withdrawals of amounts applicable to employee and vested employer contributions, subject to certain restrictions, as defined. Participants are entitled to withdraw funds upon attaining age 59 1/2 or for financial hardship before that age. Participants may qualify for financial hardship withdrawals if they have an immediate and substantial financial need, as defined by the Plan document. Participants are limited to one withdrawal in any calendar year.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared using the accrual method of accounting.

Payment of Benefits

Amounts paid to participants are recorded upon distribution.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition

The Northfield Bancorp, Inc. Stock fund is valued at its estimated fair value based on the last reported sales price of the year for its ownership of Northfield Bancorp, Inc. common stock and the published market value in active markets for its ownership in money market mutual funds. Mutual funds are valued on the last business day of the year based on published market values in active markets. Investments in common/collective trusts, are based on fair value of the underlying mutual funds, which are valued on the last business day of the year based on published market values in active markets.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. An investment contract is a contract issued by a financial institution to provide a stated rated rate of return to the buyer of the contract for a specified

Northfield Bank Employee Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

period of time. A security backed contract has similar characteristics as a traditional investment contract and is comprised of two parts: the first part is fixed-income security or portfolio of fixed-income securities; the second part is a contract value guarantee (wrapper) provided by a third party. Wrappers provide contract value payments for certain participant-initiated withdrawals and transfers, a floor crediting rate, and return of fully accrued contract value at maturity. The contract value represents contributions made under contract less any participant directed withdrawals plus interest which has not been received from the issuer. The Plan invests in investment contracts through a common collective trust (Wells Fargo Stable Return Fund J). As required by U.S. generally accepted accounting principles, the Statement of Net Assets Available for Plan Benefits presents the estimated fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis. The estimated fair value of the Plan’s interest in the Wells Fargo Stable Return Fund J is primarily based on the following; Guaranteed Investment Contracts (GICs) are based on the discounted present value of future cash flows at the current discount rate and security-backed contracts are based on the estimated fair value of underlying securities and the estimated fair value of the wrapper contract. The estimated fair value of the wrapper contract provided by a security-backed contract issuer is the present value of the difference between the wrapper fee and the contracted wrapper fee.

In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather that at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, if the employer elects to withdraw from the wrapper contract in order to switch to a different investment provider, or if the terms of successor plan (in the event of spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of clone wrapper contract. These events described above that could result in the payment of benefits at market value rather than at contract value are not probable in the foreseeable future.

As of December 31, 2011 and 2010, the average yields for GICs were as follows:

	2011	2010
Based on actual earnings	1.56%	2.38%
Based on interest rate credited to participants	2.33%	2.90%

Actual earnings of the GICs represents the annualized earnings of all investments in the Fund, including the earnings recorded at the underlying collective trusts, divided by the fair value of all investments in the Fund at December 31, 2011 and 2010, respectively. Interest credited to the participants for the GICs represents the annual earnings credited to participants in the Fund, divided by the fair value of all investments in the Fund at December 31, 2011 and 2010, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants

Notes receivable are valued at their unpaid principal balance plus any accrued but unpaid interest. Upon, default, these receivables are deemed to be a distribution to the participant.

Risks and Uncertainties

The Plan has various investments, directed by participants, including mutual funds, common/collective trusts, and direct holdings in common stock of Northfield Bancorp, Inc., parent company of the Bank. These investments are subject to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Plan Benefits.

Northfield Bank Employee Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

The Northfield Bancorp, Inc. Stock Fund is subject to various risks including concentration risk since the fund invests primarily in the common stock of Northfield Bancorp, Inc. and therefore the performance of the fund is primarily determined by the performance of Northfield Bancorp, Inc. common stock. The market price of Northfield Bancorp, Inc. common stock is dependent on a number of factors, including the financial condition and profitability of Northfield Bancorp, Inc. and Northfield Bank. In addition, the market price of Northfield Bancorp, Inc. common stock may be affected by general market conditions, market interest rates, the market for financial institutions, merger and takeover transactions, the presence of professional and other investors who purchase common stock on speculation, as well as other unforeseeable events not necessarily within the control of the board of directors of Northfield Bancorp, Inc. and the Bank.

Effects of New Accounting Pronouncements

The Plan is not aware of new accounting standards that were required to be adopted in 2011, or yet to be adopted, that would materially affect the Plan’s 2011 or prospective financial statements.

3.	Investments

The following presents investments at December 31 that represented 5% or more of the Plan’s net assets:

Investment	2011	2010

Wells Fargo Stable Return Fund J*	$2,991,832	$2,321,246
Neuberger Berman Genesis Fund	727,770	765,028
SsgA S&P 500 Index Fund	**	756,684
Northfield Bancorp, Inc. Stock Fund	6,093,276	5,792,761

*- represents contract value

**- December 31, 2011 balance is less than five percent

For the year ended December 31, 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $322,301 which was made up of the following; interests in common/collected trusts, mutual funds, and the Northfield Bancorp, Inc Stock Fund appreciated (depreciated) by $30,810, $(57,892), and $349,383 respectively.

For the year ended December 31, 2011, investment and advisory expenses were approximately $9,058.

4.	Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for plan benefits per financial statements and Form 5500:

	December 31,
	2011	2010
Net assets available for plan benefits per financial statements	$13,529,195	$12,341,495
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	77,914	51,067

Net assets available for plan benefits per Form 5500	$13,607,109	$12,392,562

Northfield Bank Employee Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

The following is a reconciliation of investment income per the financial statements and Form 5500:

Year Ended December 31, 2011
Total additions per financial statements	$1,572,359
Adjustment from the fair value to contract value for fully benefit-responsive investment contracts	26,847

Total additions per 5500	$1,599,206

5.	Fair Value Measurements

In accordance with U.S. generally accepted accounting principles, each of the Plan’s fair value measurements are categorized in one of the following three levels based on the lowest level input that is significant to the fair value measurement in its entirety:

• Level 1—Quoted prices in active markets for identical assets or liabilities.

• Level 2—Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

• Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

In accordance with U.S. generally accepted accounting principles, the following table represents the Plan’s fair value hierarchy for its financial assets (cash equivalents and investments) measured at fair value on a recurring basis as of December 31, 2011 and 2010:

Northfield Bank Employee Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

Assets:	Fair Value Measurements at December 31, 2011:
	Total	(Level 1)	(Level 2)	(Level 3)
Mutual Funds:
Bond fund	$607,804	$607,804	$—	$—
Index fund	805,513	805,513	—	—
Large cap funds	444,852	444,852	—	—
Mid cap growth funds	74,449	74,449	—	—
Small cap growth funds	727,770	727,770	—	—
International fund	141,352	141,352	—	—
Targeted retirement funds	241,094	241,094	—	—

Total mutual funds	3,042,834	3,042,834	—	—

Interest in Common/Collective Trusts:
Equity funds	935,857	—	935,857	—
Fixed income equity funds	75,040	—	75,040	—
Guaranteed Investment Contracts (GICs)	3,069,746	—	3,069,746	—

Total interest in Common/Collective Trusts	4,080,643	—	4,080,643	—

Northfield Bancorp, Inc Stock Fund	6,093,276	6,093,276	—	—

	$13,216,753	$9,136,110	$4,080,643	$—

Assets:	Fair Value Measurements at December 31, 2010:
	Total	(Level 1)	(Level 2)	(Level 3)
Mutual Funds:
Bond fund	$522,538	$522,538	$—	$—
Index fund	756,684	756,684	—	—
Large cap funds	443,567	443,567	—	—
Mid cap growth funds	268,591	268,591	—	—
Small cap growth funds	765,028	765,028	—	—
International fund	134,011	134,011	—	—
Targeted retirement funds	33,446	33,446	—	—

Total mutual funds	2,923,865	2,923,865	—	—

Interest in Common/Collective Trusts:
Equity funds	832,946	—	832,946	—
Fixed income equity funds	73,293	—	73,293	—
Guaranteed Investment Contracts (GICs)	2,372,313	—	2,372,313	—

Total interest in Common/Collective Trusts	3,278,552	—	3,278,552	—

Northfield Bancorp, Inc Stock Fund	5,792,761	5,792,761	—	—

	$11,995,178	$8,716,626	$3,278,552	$—

Northfield Bank Employee Savings Plan

Notes to Financial Statements

December 31, 2011 and 2010

6.	Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated July 19, 2001, stating that the written form of the underlying prototype plan document is qualified under Section 401(b) of the Internal Revenue Code (the Code), that any employer adopting this form of the Plan will be considered to have a plan qualified under Section 401(a) of the Code. Therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. In April of 2010, the Plan administrator submitted a request for a new determination letter from the Internal Revenue Services for the underlying prototype plan. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by federal and state tax authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

7.	Plan Termination

The Bank has not expressed any intention to discontinue the Plan, however, it has the right under the Plan to terminate or discontinue employee contributions to the Plan subject to the provisions of ERISA. In the event of plan termination, plan participants will become 100% vested in their Company contribution accounts and are entitled to full distribution of such amounts.

8.	Party-in-Interest Transactions

At December 31, 2011 and 2010, the Plan held 421,469 and 430,164 units, respectively, of the Northfield Bancorp, Inc. Stock Fund. At December 31, 2011 and 2010, the Northfield Bancorp, Inc. Stock Fund held 415,281 and 413,732 shares, respectively, of Northfield Bancorp, Inc. common stock.

9.	Subsequent Events

The Plan has evaluated subsequent events through June 18, 2012, which is the date the financial statements were available to be issued. Based on this evaluation the Plan has determined that the following subsequent event requires disclosure in the financial statements.

On June 6, 2012, the Board of Trustees of Northfield Bancorp, MHC (“MHC”) and the Board of Directors of the Northfield Bancorp, Inc. (the “Company”) adopted a Plan of Conversion and Reorganization (the “Plan”). Pursuant to the Plan, the MHC will convert from the mutual holding company form of organization to the fully public form. The MHC will be merged into the Company, and the MHC will no longer exist. The Company will merge into a new Delaware corporation named Northfield Bancorp, Inc. As part of the conversion, the MHC’s ownership interest of the Company will be offered for sale in a public offering. The existing publicly held shares of the Company, which represents the remaining ownership interest in the Company, will be exchanged for new shares of common stock of Northfield Bancorp, Inc., the new Delaware corporation. The exchange ratio will ensure that immediately after the conversion and public offering, the public shareholders of the Company will own the same aggregate percentage of Northfield Bancorp., Inc. common stock that they owned immediately prior to that time (excluding shares purchased in the stock offering and cash received in lieu of fractional shares). When the conversion and public offering are completed, all of the capital stock of Northfield Bank will be owned by Northfield Bancorp., Inc., the Delaware corporation.

Northfield Bank Employee Savings Plan

Schedule H, Part IV—Line 4i

Schedule of Assets Held at End of Year

ID# 13-5578494; Plan# 002

December 31, 2011

*(a)	(b) Identity of Issuer, Borrower Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost **	(e) Current Value
	Mutual Funds
	Columbia Funds Midcap Index Fund	14,912 shares	**	$159,704
	American Beacon Lg Cap Value Inv	16,806 shares	**	296,459
	Federated Kaufmann Fund A	16,011 shares	**	74,449
	Neuberger Berman Genesis Fund	15,099 shares	**	727,770
	SSgA S&P 500 Index Fund	31,259 shares	**	645,809
	Pimco Total Return Fund	55,916 shares	**	607,804
	T. Rowe Price Growth Stock Fund	4,775 shares	**	148,393
	T. Rowe Price 2010	63 shares	**	947
	T. Rowe Price 2015	3,190 shares	**	36,846
	T. Rowe Price 2020	432 shares	**	6,827
	T. Rowe Price 2025	358 shares	**	4,138
	T. Rowe Price 2030	248 shares	**	4,091
	T. Rowe Price 2035	14,320 shares	**	166,539
	T. Rowe Price 2040	132 shares	**	2,170
	T. Rowe Price 2045	831 shares	**	9,137
	T. Rowe Price 2050	1,130 shares	**	10,399
	Wells Fargo International Fund	15,364 shares	**	141,352

	Total Mutual Funds			3,042,834

	Sunrise Retirement Balanced Equity Fund	30,817 shares	**	337,755
	Sunrise Retirement Balanced Fund	51,739 shares	**	598,102
	Sunrise Retirement Income Fund	6,106 shares	**	75,040
	Wells Fargo Stable Return Fund J	67,217 shares	**	3,069,746

	Total Interest in Common/Collective Trusts			4,080,643

*	Northfield Bancorp, Inc. Stock Fund	421,469 shares	**	6,093,276

				$13,216,753

	Notes receivable from participants	Interest ranging from 3.25% to 8.25%		$390,356

*   Party-in-interest

** Cost omitted for participant directed investments

See Report of Independent Registered Public Accounting Firm

Northfield Bank Employee Savings Plan

Index to Exhibits

Exhibit Number	Description	Page of Sequentially Number Pages
23.1	Consent of Independent Registered Public Accounting Firm	14

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be undersigned on its behalf by the undersigned, hereunto duly authorized.

NORTHFIELD BANK EMPLOYEE SAVINGS PLAN

DATE: June 20, 2012	By:	/s/ Steven M. Klein
Steven M. Klein
Chief Operating Officer and Chief Financial Officer Northfield Bancorp, Inc.